Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, IL 61938

April 23, 2012

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Consolidated Communications Holdings, Inc.
(File No. 333-180407)

Ladies and Gentlemen:

     The undersigned, Consolidated Communications Holdings, Inc. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-180407) so that it may become effective as soon as practicable after the filing of Amendment No. 3 on or about April 24, 2012.

     On behalf of the Company, the undersigned acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:	/s/ Steven L. Childers
Name: Steven L. Childers
Title: Chief Financial Officer